October 21, 2005
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F. St., N.E.
Washington, D.C. 20549

Attention:	Tangela S. Richter, Branch Chief
Division of Corporation Finance

Re:	Holly Energy Partners, L.P.
Registration Statement on Form S-3
Filed September 2, 2005
File No. 333-128101
Dear Ms. Richter:
     On behalf of Holly Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), we hereby submit to you Amendment No. 1 (the “Amendment”) to the Partnership’s Registration Statement on Form S-3 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Registration Statement”). By this letter, on behalf of the Partnership, we provide responses to the comments of the staff of the Commission (the “Staff”) in its letter dated September 30, 2005 (the “Comment Letter”) relating to the Partnership’s Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Partnership’s response. We are also forwarding, via Federal Express, a copy of this letter and three (3) courtesy copies of the Amendment as filed on October 21, 2005 marked to show changes to the Registration Statement.
     Information provided in this letter on behalf of the Partnership and its directors, executive officers and controlling persons has been provided to us by the Partnership.

October 21, 2005 Page 2
Form S-3
Selling Unitholders, page 73
1.	We note that a few of the selling unitholders appear to be non-reporting legal entities. Accordingly, please disclose the individual or individuals who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by such selling unitholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
     In response to the Staff’s request, we have revised the section entitled “Selling Unitholders” on pages 73 and 74 of the Amendment to disclose the individuals who exercise voting and dispositive powers with respect to the common units to be offered for resale by the selling unitholders who are non-reporting legal entities.
2.	Disclose whether any selling unitholder is a registered broker-dealer or affiliate of a registered broker-dealer. Any selling unitholder that is a registered broker-dealer should be named as an underwriter unless it received its shares as compensation for investment banking services. With respect to any affiliates of registered broker dealers, expand the filings to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities. Otherwise, you must indicate that such selling unitholder is an underwriter.
     In response to the Staff’s request, we have revised the section entitled “Selling Unitholders” on pages 73 and 74 of the Amendment to disclose that (a) one of the selling unitholders is an affiliate of a broker-dealer and (b) such selling unitholder represented to the Partnership that it acquired the common units to be resold in the ordinary course of business and, at the time of the acquisition, had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the common units.
Form 10-K for the Year Ended December 31, 2004
General
3.	We believe where investors are likely to be influenced by the financial condition of the general partner because of a general partner’s commitment, intent, or implication to fund cash flow deficits or furnish other direct or indirect financial

October 21, 2005 Page 3
assistance, the general partner’s balance sheet should be furnished. Given the arrangement you have with Holly Corporation, your general partner, we believe the audited balance sheet of Holly Corporation as of the end of the most recent fiscal year should be furnished in your Form 10-K. Please furnish the audited balance sheet of Holly Corporation as of December 31, 2004.
     As discussed with Mr. Yong Choi of the Staff on October 12, 2005, the Partnership respectfully submits that the balance sheet of the Partnership’s general partner, HEP Logistics Holdings, L.P., should not be required to be filed as an exhibit to the Form 10-K because it would not provide any meaningful information to investors. HEP Logistics Holdings, L.P. has no commitment or intent to fund cash flow deficits or to furnish other direct or indirect financial assistance to the Partnership. This intent was set forth on page 113 of the Partnership’s initial public offering prospectus and is set forth on page 54 of the Amendment:
“Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against the general partner or its assets or any affiliate of the general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of the general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.”
As a result, the general partner is not an obligor under the Partnership’s credit facility or the Partnership’s 6 1/4% Senior Notes due 2015 which were issued this year. For these reasons, the Partnership believes the general partner’s balance sheet would be meaningless to investors. Furthermore, as the general partner is not a public entity, its balance sheet is not readily available and the Partnership believes the cost to perform an audit would outweigh any disclosure benefits.
     Finally, the Partnership respectfully submits that its contractual arrangements with Holly Corporation, the indirect owner of the general partner, have been described in great detail in the Partnership’s Form 10-K. Holly Corporation has no commitment or intent to fund cash flow deficits or to furnish other financial assistance to the Partnership. As Holly Corporation itself is a public company, Holly Corporation’s filings under the Securities Exchange Act of 1934 are readily available to the public in any event.

October 21, 2005 Page 4
Consolidated Statements of Income, page 53
4.	We note that you combined the historical income statements of the predecessor entity, Navajo Pipeline Co., L.P., with those of the partnership. Please separately present the predecessor’s and partnership’s income statements and balance sheets (clearly labeled as such) with a heavy black line between them. Since only certain assets of the predecessor entity were contributed and there were changes to the operations, we believe presenting information in such a manner is more appropriate and useful to the investors.
     As discussed with Mr. Choi on October 12, 2005, the Partnership understands the need to present the predecessor and successor separately on the income statements when a step-up in basis is recorded on the contributed assets. However, the formation of the Partnership was accounted for as a reorganization between entities under common control, and therefore, a step-up in basis on the contributed assets was not recorded. Accordingly, the predecessor entity, Navajo Pipeline Co., L.P., and the successor, the Partnership, were combined on the face of the historical income statements. The amount of net income attributable to each of the predecessor entity, general partner, and limited partners is clearly indicated on the face of the income statements in the Partnership’s 2004 Form 10-K. In addition, page 32 of the Form 10-K includes a table which clearly presents the split of the income items between Navajo Pipeline Co., L.P. and the Partnership.
     Thus, the Partnership believes that its current presentation in the 2004 Form 10-K is appropriate and is not misleading, as the requested information is prominently displayed within the Form 10-K. Rather than amending its 2004 Form 10-K, the Partnership would propose to comply with the Staff’s request prospectively and revise the income statement and balance sheet presentation in the 2005 Form 10-K. An example of the proposed presentation is attached to this letter as Exhibit A.

October 21, 2005 Page 5
     Thank you for your assistance with this filing. If you have any questions or comments regarding the foregoing responses or the Amendment, please contact the undersigned at your convenience at the number set forth above or Catherine Gallagher at (202) 639-6544.
Sincerely,
/s/ James E. Mutrie

James E. Mutrie

cc:	Yong Choi (SEC)
Kim Calder (SEC)
P. Dean Ridenour (Holly)
Steven M. McDonnell (Holly)
W. John Glancy (Holly)
Alan J. Bogdanow (Firm)
Catherine S. Gallagher (Firm)

EXHIBIT A
Holly Energy Partners, L.P.
Consolidated Balance Sheets

	December 31,
	2005		2004
	(In thousands, except unit data)
ASSETS
Current assets:
Cash and cash equivalents	$	x	$19,104
Accounts receivable:
Trade		x	807
Affiliates		x	2,052

		x	2,859

Prepaid and other current assets		x	570

Total current assets		x	22,533

Properties and equipment, net		x	74,626
Transportation agreement, net		x	4,718
Other assets		x	1,881

Total assets	$	x	$103,758

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$	x	$1,716
Accrued interest		—	51
Accrued liabilities		x	1,646
Total current liabilities		x	3,413

Commitments and contingencies		—	—
Long-term debt		x	25,000
Other long-term liabilities		x	585
Minority interest		x	13,232

Partners’ equity:
Common unitholders (8,170,000 and 7,000,000 units issued and outstanding at December 31, 2005 and 2004, respectively)		x	144,318
Subordinated unitholders (7,937,500 and 7,000,000 units issued and outstanding at December 31, 2005 and 2004, respectively)		x	(59,470)
General partner interest (2% interest)		x	(23,320)

Total partners’ equity		x	61,528

Total liabilities and partners’ equity	$	x	$103,758

Holly Energy Partners, L.P.
Consolidated Statements of Income

	Successor			Predecessor
			July 13, 2004
	Year Ended		through	January 1,	Year Ended
	December 31,		December 31,	2004 through	December 31,
	2005		2004	July 12, 2004	2003
Revenues:
Affiliates	$	x	$17,917	$27,429	$13,901
Third parties		x	10,265	12,155	16,899

		x	28,182	39,587	30,800

Operating costs and expenses:
Operations		x	10,104	13,537	24,193
Depreciation and amortization		x	3,241	3,983	6,453
General and administrative		x	1,859	1	—

		x	15,204	17,521	30,646

Operating income (loss)		x	12,978	22,063	154

Other income (expense):
Equity in earnings of Rio Grande Pipeline Company		—	—	—	894
Interest income		x	65	79	291
Interest expense		x	(697)	—	—

		x	(632)	79	1,185

Income before minority interest		x	12,346	22,142	1,339

Minority interest in Rio Grande Pipeline Company		x	(956)	(1,038)	(758)

Net income		x	11,390	21,104	581

Less:
Net income attributable to Predecessor		—	—	21,104	581
General partner interest in net income		x	228	—	—

Limited partners’ interest in net income	$	x	$11,162	$—	$—

Net income per limited partners’ unit - Basic and diluted	$	x	$0.80	$—	$—

Weighted average limited partners’ units outstanding		x	14,000	—	—